FOR IMMEDIATE RELEASE	TSX/NYSE/PSE: MFC; SEHK: 0945
June 19, 2008
Manulife Financial to issue Medium Term Notes
TORONTO — Manulife Financial Corporation (the “Company”) intends to issue up to $950,000,000 principal amount in two tranches of medium term notes constituting senior indebtedness pursuant to its medium term note program.
The medium term notes, to be offered on a best efforts basis through an agency syndicate comprised of RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., CIBC World Markets Inc., HSBC Securities (Canada) Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., Merrill Lynch Canada Inc., Berkshire Securities Inc., Desjardins Securities Inc. and Laurentian Bank Securities Inc. are expected to be issued on June 26, 2008. The first tranche of notes in the principal amount of $550,000,000 will pay a fixed rate of 5.161 per cent until maturity on June 26, 2015 and the second tranche of notes in the principal amount of $400,000,000 will pay a fixed rate of 5.505 per cent until maturity on June 26, 2018.
The notes will be direct unsecured obligations of the Company and will rank equally with all other unsecured indebtedness of the Company, that is not subordinated. The net proceeds of the offering will be utilized for general corporate purposes of the Company, including investments in subsidiaries.
The Company intends to file in Canada a pricing supplement to its short form base shelf prospectus dated March 12, 2007 and prospectus supplement dated March 27, 2007 in respect of this issue. Complete details of the offering are set out in the prospectus, which will be available on the SEDAR website for the Company at www.sedar.com.
The medium term notes have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or applicable exemption from the registration requirement of such Act. This press release does not constitute an offer to sell or a solicitation to buy the medium term notes in the United States.
About Manulife Financial
Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners. Funds under management by Manulife Financial and its subsidiaries were Cdn$400 billion (US$389 billion) as at March 31, 2008.

Manulife Financial is one of two publicly traded life insurance companies in the world whose rated life insurance subsidiaries hold Standard & Poor’s Rating Services’ highest “AAA” rating.
Manulife Financial Corporation trades as ‘MFC’ on the TSX, NYSE and PSE, and under ‘0945’ on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.
Caution Regarding Forward-Looking Statements
This news release contains forward-looking statements that are based on certain assumptions and reflect the Company’s current expectations. Forward-looking statements do not relate to historical facts and include the Company’s expectations about the offering. There can be no assurance that the offering will be completed. Forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the material factors that could cause actual results to differ materially from current expectations are discussed in materials filed by the Company from time to time with securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise, except as required by law.

Media inquiries:	Investor Relations:
Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Amir Gorgi 1-800-795-9767 investor_relations@manulife.com